SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCTOBER TRAFFIC GROWS 6% TO 8.02M CUSTOMERS

LOAD FACTOR UP 1% TO 83% ON LOWER AIR FARES

Ryanair, Europe's favourite low fares airline, today (1 Nov) released customer and load factor statistics for October as follows:

•	Traffic grew by 6% to over 8m customers.
•	Load factor increased 1% to 83%.
•	Annual traffic to end October rose 2% to 80.9m customers.

	Oct12	Oct 13	Change	Yr to Oct 13
Customers	7.54M	8.02M	+6%	80.9M (+2%)
Load Factor	82%	83%	+1%	82%

Ryanair's Robin Kiely said:

"Ryanair carried over 8m customers in October, a new record, thanks to the success of Ryanair's offer of lower fares. Our load factor rose 1% to 83%. Ryanair enjoyed a record 12-months' with over 80.9m customers choosing one of Ryanair's low fares."

ENDS

For further information
please contact:
Robin Kiely                                                      Joe Carmody
Ryanair Ltd                                                      Edelman Ireland
Tel: +353-1-8121212                                     Tel: +353-1-6789333
                                                press@ryanair.com                                        ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary